Exhibit 99.3

Appendix 4D

Sims Metal Management Limited

ABN 69 114 838 630

Half Year Report

Results for announcement to the market

Half year ended: 31 December 2013

Previous corresponding period: 31 December 2012

Results				A$m
Revenue from ordinary activities	Up	4.9%	to	3,601.1
Profit from ordinary activities after tax attributable to members*	Up	103.1%	to	9.3
Net profit for the period attributable to members*	Up	103.1%	to	9.3

*	Prior corresponding period included A$291.3 million of goodwill and other intangibles impairment charges compared to nil in current period.

Dividends for the half year period	Cents per Security	% Franked per Security
Current period interim dividend	nil	n/a
Previous corresponding period interim dividend	nil	n/a

Net tangible assets	31 December 2013	31 December 2012 (restated)
Net tangible asset per security	8.48	8.27

For further explanation of the above figures, please refer to the Directors” Report and the consolidated financial statements, press release and market presentations filed with the Australian Securities Exchange Limited (“ASX”).

The remainder of the information required by Listing Rule 4.2A is contained in the attached additional information.

The half year financial report is based on accounts which have been subject to an independent review and are not subject to dispute or qualification.

DIRECTORS’ REPORT

Your Directors present their report on the consolidated entity (referred to hereafter as the “Group”) consisting of Sims Metal Management Limited (the “Company”) and the entities it controlled at the end of, or during, the half year ended 31 December 2013 (“HY14”).

DIRECTORS

The following persons listed below were Directors of the Company during the half year and up to the date of this report:

Name	Title
Managing Director:
Galdino J Claro[1]	Managing Director and Group Chief Executive Officer
Non-Executive Directors:
Geoffrey N Brunsdon	Chairperson and Independent Non-Executive Director
Robert J Bass[2]	Independent Non-Executive Director
Norman R Bobins	Independent Non-Executive Director
John T DiLacqua	Independent Non-Executive Director
Gerald E Morris	Independent Non-Executive Director
Christopher J Renwick[2]	Independent Non-Executive Director
Heather Ridout	Independent Non-Executive Director
Tamotsu Sato[2]	Non-independent Non-Executive Director
James T Thompson	Independent Non-Executive Director

[1]	Mr Claro was appointed Managing Director & Group Chief Executive Officer effective 4 November 2013.
[2]	Mr Bass and Mr Renwick were re-elected as Independent Non-Executive Directors and Mr Sato was re-elected as a Non- independent, Non-Executive Director at the Company’s annual general meeting on 14 November 2013.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 8 October 2013, the Company announced the appointment of Mr Galdino Claro as the Group Chief Executive Officer and Managing Director of the Company, effective 4 November 2013. Mr Claro has nearly 30 years of global executive leadership experience in the worldwide metals industry. Most recently, since July 2010, he served as Executive Vice President and Chief Executive Officer of Metals & Minerals at Harsco Corporation, a publicly traded company on the New York Stock Exchange with US$3 billion in revenues.

There were no other significant changes in the state of affairs of the Group during the half year not otherwise disclosed elsewhere in this report.

OPERATING AND FINANCIAL REVIEW

Sensitivity to movements in foreign exchange rates

The principal currencies in which the Group’s subsidiaries conduct business are US dollars, Australian dollars, Euros, and British pounds sterling. Although the Group’s reporting currency is the Australian dollar, a significant portion of the Group’s sales and purchases are made in currencies other than the Australian dollar. In addition, a significant portion of the Group’s net assets are denominated in currencies other than the Australian dollar.

The Group’s consolidated financial position, results of operations and cash flows may be materially affected by movements in the exchange rate between the Australian dollar and the respective local currencies to which its subsidiaries are exposed.

Some of the results referred to below are shown on a “constant currency” basis, which means that the current period results are translated into Australian dollars using applicable exchange rates in the prior year comparable period. This allows for a relative performance comparison between the two periods before the translation impact of currency fluctuations.

Foreign exchange rates compared with the prior corresponding periods for the major currencies that affect the Group’s results are as follows:

	Average Rate			Closing Rate
	HY14	HY13	Variance %	As at 31 December 2013	As at 30 June 2013	Variance %
US dollar	0.9225	1.0386	(11.2)	0.8948	0.9275	(3.5)
Euro	0.6873	0.8160	(15.8)	0.6485	0.7095	(8.6)
Pounds sterling	0.5827	0.6523	(10.7)	0.5429	0.6072	(10.6)

As at 31 December 2013, the cumulative effect of the retranslation of net assets of foreign controlled entities (recognised through the foreign currency translation reserve) was A$259.3 million compared to A$307.5 million at 30 June 2013.

Summary

Sales revenue of A$3,593.3 million in HY14 was up 4.8% compared to sales revenue of A$3,428.5 million in the half year ended 31 December 2012 (“HY13”). At constant currency, sales revenue was down 5.3% due to lower average ferrous, non-ferrous and precious metal scrap prices. Sales volumes increased by 3.3% to 6.1 million tonnes in HY14 versus 5.9 million tonnes in HY13.

Statutory net profit after tax (“NPAT”) was A$9.3 million. Underlying NPAT was A$42.1 million, 347.9% higher than HY13. The principal difference between the statutory and underlying results relates to significant items recorded during HY14. See the Reconciliation of Statutory Results to Underlying Results for HY14 and HY13 included herein for more information.

Statutory earnings before interest, tax, depreciation and amortisation (“EBITDA”) for HY14 was A$113.0 million, 252.0% higher than HY13. On a constant currency basis, statutory EBITDA was A$104.7 million. Underlying EBITDA of A$128.5 million was 37.9% higher than HY13. The increase in underlying EBITDA was primarily due to much improved performance from the Group’s metal recycling operations in Australia, North America, and the UK offset by lower underlying EBITDA from the e-recycling businesses (“SRS”) in North America and the UK.

Cost control remains a key focus for the Group. In the prior financial year, the Group undertook cost control measures which have reduced controllable costs in the relevant functional currencies of the Group’s subsidiaries. At constant currency, underlying controllable costs were A$24.8 million lower in HY14 compared to HY13.

Statutory diluted earnings increased to 4.5 cents per share in HY14 from a loss of 144.8 cents per share in HY13. Underlying diluted earnings increased to 20.3 cents per share in HY14 from 4.5 cents per share in HY13. The statutory loss in HY13 primarily related to goodwill impairment.

Net debt as at 31 December 2013 was A$121.2 million, representing a decrease of A$32.6 million from 30 June 2013. Net debt over total capitalisation declined to 5.7%, from 7.4% at 30 June 2013.

The Company has determined not to pay an interim dividend for HY14 due to the absence of meaningful statutory NPAT, and other factors. The Company’s dividend policy to distribute 45% to 55% of NPAT, subject to the Board’s discretion, remains unchanged.

External Operating Environment

North American scrap generation remains weak despite improving economic conditions

The majority of key leading indicators for consumer scrap generation continued to improve during HY14. Stimulated by record low interest rates and a massive liquidity injection provided by the US Federal Reserve Bank, consumer confidence, new vehicle sales, and major appliance shipments all have improved meaningfully over the prior year. However weakness in other areas of the economy remains across labour markets, retail sales, and industrial production, hampering the recovery in scrap generation. While overall growth in US economic activity continues to expand the scrap metal reservoir, near-term low collection rates have kept competition for raw materials amongst scrap processors at elevated levels.

Australian business activity remains sluggish

Consumer economic activity that drives scrap generation continues to track below mid-cycle levels, and key leading indicators point to a mixed outlook. Consumer sentiment and Performance of Manufacturing Index (“PMI”) data improved during HY14. However after reaching a near three year high immediately following the Federal election in September, consumer sentiment has slipped and the Australian PMI has retreated back into contraction territory. Investment in the mining sector is also showing early signals of decline, while General Motors and Toyota have announced they will cease auto manufacturing in Australia. Consequently GDP growth has slowed, while the unemployment rate has steadily increased.

In order to spur growth, the Reserve Bank of Australia cut interest rates from 3.00% to a historic low of 2.50% in the past 12 months. As a result, the Australian dollar has weakened materially against the US dollar, Euro, and pound sterling. The combined impact of lower Australian interest rates and the tapering off of the US Federal Reserve’s monetary stimulus program has resulted in the average Australian dollar to US dollar exchange rate declining 11.2% between HY13 and HY14.

Within this challenging environment, several metal recycling competitors have either left markets or scaled back operations. These developments have created the opportunity for investment in a new shredding operation in Western Australia, which we expect to become operational in the second half of fiscal 2015.

UK and European market conditions stabilising, but remain uncertain

Economic conditions in the European region have shown signs of stabilisation, with particular strength noted in the UK. Consumer confidence in the UK lifted materially in HY14, reaching a near six year high in September. UK GDP growth of 1.9% was the highest in Western Europe in 2013, and is forecast by the International Monetary Fund (“IMF”) to grow a further 2.4% in 2014. Encouraging too for the UK Metals recycling business, the 2013 UK new car market had its best year since 2007 with 2.3 million cars registered, an 11% increase over the prior year.

More broadly considered though, Europe continues to evident slow and unbalanced growth which is exacerbated by high levels of debt. Unemployment remains problematic and there is an absence of inflation. These characteristics demonstrate the challenging environment our businesses face in Europe.

Segment Results

North America

	HY14 A$m	HY13 A$m	Variance %
Sales revenue	2,182.1	2,043.3	6.8
Underlying EBITDA	43.1	37.8	14.0
Underlying EBIT	8.8	1.8	388.9
Sales tonnes (millions)	4.342	4.233	2.6
Sales margin	15.1%	15.4%
Underlying EBITDA margin	2.0%	1.9%

Sales revenue for the North America region of A$2,182.1 million was up 6.8% on HY13. At constant currency, sales revenue was down 5.1% even though sales volumes were higher by 2.6%. The decrease was due to lower non-ferrous and precious metal prices.

Underlying EBITDA of A$43.1 million was up 14.0% on HY13, primarily due to improved performance from North America Metals offset by weaker underlying EBITDA from North America SRS. In North America Metals, our Eastern region had strong performance which was contrasted by difficult market conditions in our Gulf region which led to the idling of our shredding operation in Mobile, Alabama in November.

At constant currency, underlying controllable costs were A$24.3 million lower, down 7.9% during HY14 compared to HY13. A portion of these costs savings was a result of disposals of non-core businesses. These cost savings are expected to be sustainable until intake volumes change materially.

Australasia

	HY14 A$m	HY13 A$m	Variance %
Sales revenue	596.9	573.6	4.1
Underlying EBITDA	62.1	29.5	110.5
Underlying EBIT	47.7	16.9	182.2
Sales tonnes (millions)	0.975	0.899	8.5
Sales margin	27.7%	20.6%
Underlying EBITDA margin	10.4%	5.1%

Sales revenue for the Australasia region of A$596.9 million was up 4.1% on HY13. At constant currency, sales revenue was up 3.1% primarily due to increased sales volumes for Australia Metals.

Underlying EBITDA of A$62.1 million was up 110.5% compared to HY13, primarily due to strong performance from Australia Metals as well as higher income from associates and joint ventures. At constant currency, underlying controllable costs were A$16.1 million higher, up 15.8% in HY14 compared to HY13. The increase was due to higher intake volumes which were up 18.2% compared to HY13.

Europe

	HY14 A$m	HY13 A$m	Variance %
Sales revenue	814.3	811.6	0.3
Underlying EBITDA	23.3	25.9	(10.0)
Underlying EBIT	11.1	12.3	(9.8)
Sales tonnes (millions)	0.807	0.795	1.5
Sales margin	20.2%	18.4%
Underlying EBITDA margin	2.9%	3.2%

Sales revenue for the Europe region of A$814.3 million was up 0.3% on HY13. At constant currency, sales revenue was down 11.7% due to lower sales from the SRS business. SRS sales were impacted by lower precious metals prices and the restructuring of the SRS business in the UK. At constant currency, sales revenue for UK Metals was up 3.4% due to higher sales volumes.

Underlying EBITDA of A$23.3 million was down 10.0% compared to HY13, due to sequentially lower performance from SRS offset by improved performance from UK Metals. SRS performance was impacted by external margin pressure and lower volumes.

UK Metals benefited from stronger sales margins and the cost reduction program which began in the second half of fiscal 2013. At constant currency, underlying controllable costs were A$16.6 million lower, down 12.1% in HY14 compared to HY13.

Reconciliation of Statutory Results to Underlying Results for HY14 and HY13

	EBITDA[1]			EBIT		NPAT
(in A$ millions)	HY14	HY13		HY14	HY13	HY14	HY13
Statutory Results	113.0	32.1		52.1	(321.4)	9.3	(296.1)
Significant items:
Goodwill impairment	—	N/A	[2]	—	284.6	—	254.8
Other intangible asset impairment	—	N/A	[2]	—	6.7	—	4.2
Fixed asset impairment	2.3	14.8		2.3	14.8	2.3	9.2
Natural disaster expenses, net of insurance recoveries	(1.9)	5.4		(1.9)	5.4	(1.9)	3.4
Fire destroyed assets, net of insurance recoveries	(1.4)	—		(1.4)	—	(1.4)	—
UK inventory write-downs	—	16.5		—	16.5	—	12.5
Inventory adjustments to net realisable value	—	4.2		—	4.2	—	2.8
Write-down of CTG derivatives	—	2.9		—	2.9	—	2.9
Lease settlements/onerous leases	4.3	—		4.3	—	4.3	—
Redundancies	3.1	2.1		3.1	2.1	2.8	1.3
Settlement of disputes with third parties	0.4	3.3		0.4	3.3	0.4	3.3
Yard closure/dilapidations	0.9	—		0.9	—	1.0	—
Credit provisions	0.9	2.0		0.9	2.0	0.9	1.4
Loss on sale of jointly controlled assets and entities	—	1.6		—	1.6	—	1.1
Other legal costs	0.3	—		0.3	—	0.2	—
Loss on sale of business divisions	6.6	10.1		6.6	10.1	6.6	10.0
Commercial settlements	—	(1.8)		—	(1.8)	—	(1.4)
Write-off of deferred tax asset	—	—		—	—	17.6	—

Underlying results[3]	128.5	93.2		67.6	31.0	42.1	9.4

[1]	EBITDA is a measurement of non-conforming financial information. See table below that reconciles EBITDA to statutory net profit/(loss).
[2]	N/A indicates that statutory EBITDA is calculated to exclude impairment of goodwill and other identified intangible assets in the presentation of both the statutory and underlying results.
[3]	Underlying result is a non-IFRS measure that is presented to provide an understanding of the underlying performance of the Group. The measure excludes the impacts of impairments, disposals as well as items that are subject to significant variability from one period to the next. The reconciling items above (before tax) have been extracted from the unaudited interim financial statements.

Reconciliation of Statutory NPAT to EBITDA

(in A$ millions)	HY14	HY13
Statutory net profit/(loss) after tax	9.3	(296.1)
Goodwill and intangible impairment charges	—	291.3
Depreciation and amortisation	60.9	62.2
Interest expense, net	8.1	9.4
Income tax expense/(benefit)	34.7	(34.7)

Statutory EBITDA	113.0	32.1

Cash flow and borrowings

Cash flow from operating activities of A$37.8 million in HY14 decreased by A$38.6 million versus HY13 due to increased working capital requirements, higher interest and tax payments and lower dividends received from associates and joint ventures.

Capital expenditures were A$29.2 million during HY14 which was significantly lower than capital expenditures of A$82.2 million in HY13. Lower capital expenditures reflect the recent completion of a number of major capital investments and our intention to maintain low gearing in recognition of difficult industry conditions over the last few fiscal years. The primary capital expenditures in HY14 relate to the following projects:

•	Investments in Western Australia for a new shredding operation which the Group expects to be operational in the second half of fiscal 2015.

•	The completion of the development of the New England metals recycling footprint, with a greenfield yard, shredder and export facility in Rhode Island.

•	The completion of the principal plant supporting the New York City municipal recycling project.

Net debt decreased by A$32.6 million, to A$121.2 million, bringing gearing to 5.7% of total capitalisation as at 31 December 2013. Net debt equals total borrowings minus cash balances and reflects total borrowings as if borrowings were reduced by cash balances as a pro forma measurement as follows:

(in A$ millions)	As at 31 December 2013	As at 30 June 2013
Total borrowings	184.1	200.7
Less: cash and cash equivalents	(62.9)	(46.9)

Net debt	121.2	153.8
Plus: total equity	1,999.6	1,929.2

Total capital	2,120.8	2,083.0

Gearing ratio	5.7%	7.4%

The Group’s cash flow and balance sheet position provides the capacity to fund the ongoing operational requirements of the business, as well as potential increased working capital requirements as and when underlying business conditions improve. In response to current weak global economic growth, maintaining low gearing is a focus for the Group.

Strategic Developments

Additional cost reductions achieved in HY14

Cost control remains a key focus for the Group. In the prior financial year, the Group undertook cost control measures which have reduced controllable costs in the relevant functional currencies of the Group’s subsidiaries. At constant currency, underlying controllable costs were A$24.8 million lower in HY14 compared to HY13. However, due to the depreciation in the Australian dollar versus the US dollar, Euro, and pound sterling since HY13, underlying controllable costs have inflated in Australian dollar terms. After accounting for movements in exchange rates, underlying controllable costs increased A$27.9 million in HY14 over HY13.

The breakdown of cost savings by region during HY14 was as follows:

•	North America underlying controllable costs increased by A$10.6 million over HY13. At constant currency, underlying controllable costs decreased by A$24.3 million.

•	Australasia underlying controllable costs increased by A$17.5 million over HY13. At constant currency, underlying controllable costs increased by A$16.1 million.

•	Europe underlying controllable costs decreased by A$0.2 million over HY13. At constant currency, underlying controllable costs decreased by A$16.6 million.

Asset portfolio further refined through divestment and capital re-allocation

Further refinements were made to the global asset portfolio over HY14, divesting non-core and underperforming businesses, and directing capital to the highest returning assets. During HY14, the following progress was made:

•	Sale of Aerospace Metals, a non-core specialist business focused on the recycling of titanium alloys and high temperature metals.

•	Sale of Birmingham, Alabama shredder and an associated yard, due to limited synergies with Gulf and Mississippi river system based assets.

•	Expansion of our New England metals recycling footprint with a greenfield yard, shredder, and export facility in Rhode Island recently completed and fully operational.

•	Stage one completion of the principal plant supporting the NYC Municipal Recycling project at Sunset Park, Brooklyn.

•	Construction commencement of a new shredder operation in Perth, Western Australia. The equipment will replace an existing shredder and add further capacity to service this expanding market. The Group expects the facilities to be operational in the second half of fiscal 2015.

Market Conditions and Outlook

In our largest scrap sourcing market, the United States, we are seeing economic activity slowly improving. Consumer confidence has grown steadily since 2008. Consumer confidence is currently tracking near six year highs, though it remains significantly below levels prior to the GFC. We expect restored consumer confidence will eventually kick start the replacement cycle for consumer durable goods and, in turn, increase scrap metal generation.

Despite positive leading indicators, US scrap metal generation remains weak. Based on US Geological Survey data, US ferrous scrap metal collections fell 5% through October 2013 calendar year-to-date compared to the prior corresponding period. This low level of scrap generation, coupled with excess processing capacity in the industry, is keeping competition for unprocessed materials intense. In our view, while the time lag between economic activity and scrap generation has taken longer than historical experience, this disconnect is not sustainable long term. While these conditions persist, the Company will continue to address organisational issues within its control, such as costs and operating structure, so as to improve returns and better position the Company to take advantage of the inevitable upturn.

Ferrous and non-ferrous markets ended stronger than they started in HY14. Elevated buying activity during November and December caused East Coast export ferrous scrap prices to close HY14 US$40 per tonne higher than they began.

Entering the second half of fiscal 2014, ferrous market trading conditions are challenging. Severe winter weather conditions in North America have restricted industry ability to collect and process at normal levels. Our ability to react as temperatures warm and scrap metal availability loosens will be a key determining factor for success in the second half of fiscal 2014. Also, the steep deterioration in the currency of many emerging market economies impacted negatively on export demand early in the second half of fiscal 2014. Most notably in Turkey the lira has fallen circa 15% against the US dollar since the start of fiscal 2014, increasing steelmakers” costs and decreasing the attractiveness of imports.

AUDITOR’S INDEPENDENCE DECLARATION

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 9.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the “rounding off” of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest tenth of a million dollars, unless otherwise indicated.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board of Directors.

G N Brunsdon	G J Claro
Chairperson	Group Chief Executive Officer

Sydney	New York
14 February 2014	13 February 2014

Auditor’s Independence Declaration

As lead auditor for the review of Sims Metal Management Limited for the half-year ended 31 December 2013, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Sims Metal Management Limited and the entities it controlled during the period.

David Wiadrowski	Sydney
Partner	14 February 2014
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Sims Metal Management Limited

Consolidated Income Statements

For the half year ended 31 December 2013

			Half year ended
			31 December
			2013	2012
	Note		A$m	A$m
				(restated)
Revenue			3,601.1	3,433.5
Other income	3	(a)	11.4	11.7
Raw materials used and changes in inventories			(2,645.8)	(2,548.8)
Freight expense			(265.3)	(274.3)
Employee benefits expense			(281.3)	(270.9)
Depreciation and amortisation expense	3	(b)	(60.9)	(62.2)
Repairs and maintenance expense			(50.5)	(49.8)
Other expenses			(267.7)	(271.3)
Impairment of goodwill and other intangibles	3	(c)	—	(291.3)
Finance costs			(13.0)	(12.9)
Share of results of associates and joint ventures			16.0	5.5

Profit/(loss) before income tax			44.0	(330.8)
Income tax (expense)/benefit	7		(34.7)	34.7

Profit/(loss) for the half year			9.3	(296.1)

Earnings/(loss) per share:			A¢	A¢

Basic			4.6	(144.8)
Diluted			4.5	(144.8)

The consolidated income statements should be read in conjunction with the accompanying notes. See note 1(d) for details regarding restatement of balances for the half year ended 31 December 2012 as a result of changes in accounting policies.

Sims Metal Management Limited

Consolidated Statements of Comprehensive Income

For the half year ended 31 December 2013

			Half year ended
			31 December
			2013	2012
	Note		A$m	A$m
				(restated)
Profit/(loss) for the half year			9.3	(296.1)
Other comprehensive income
Items that may be reclassified to profit or loss
Changes in the fair value of cash flow hedges, net of tax			3.6	(1.1)
Foreign currency translation differences arising during the period, net of tax			52.4	(18.1)
Recycling of foreign currency translation reserve on disposal of foreign operations	10		(4.7)	—
Share of other comprehensive income of associates, net of tax			0.6	(0.1)
Items that will not be reclassified to profit or loss
Re-measurements of defined benefit plans, net of tax	1	(d)	0.5	0.5

Other comprehensive income/(loss) for the half year, net of tax			52.4	(18.8)

Total comprehensive income/(loss) for the half year			61.7	(314.9)

The consolidated statements of comprehensive income should be read in conjunction with the accompanying notes. See note 1(d) for details regarding restatement of balances for the half year ended 31 December 2012 as a result of changes in accounting policies.

Sims Metal Management Limited

Consolidated Statements of Financial Position

As at 31 December 2013

			31 December	30 June
			2013	2013
	Note		A$m	A$m
				(restated)
ASSETS
Current assets
Cash and cash equivalents			62.9	46.9
Trade and other receivables			458.4	455.4
Inventory	1	(d)	651.2	564.8
Other financial assets			31.7	29.1
Assets classified as held for sale			—	53.1

Total current assets			1,204.2	1,149.3

Non-current assets
Investments in associates and joint ventures			354.6	330.0
Other financial assets			52.2	47.9
Property, plant and equipment	1	(d)	1,010.6	1,002.3
Retirement benefit assets	1	(d)	2.7	1.0
Deferred tax assets			104.9	123.0
Goodwill			174.5	166.5
Other intangible assets			90.7	97.4

Total non-current assets			1,790.2	1,768.1

Total assets			2,994.4	2,917.4

LIABILITIES
Current liabilities
Trade and other payables			602.7	585.2
Borrowings			—	11.6
Other financial liabilities			11.1	6.3
Current tax liabilities			16.5	13.2
Provisions			39.6	38.5
Liabilities associated with assets held for sale			—	16.6

Total current liabilities			669.9	671.4

Non-current liabilities
Payables			8.0	8.3
Borrowings			184.1	189.1
Deferred tax liabilities	1	(d)	83.2	74.0
Provisions			44.9	40.5
Retirement benefit obligations	1	(d)	4.7	4.9

Total non-current liabilities			324.9	316.8

Total liabilities			994.8	988.2

Net assets			1,999.6	1,929.2

EQUITY
Contributed equity			2,796.3	2,795.7
Reserves			(137.8)	(197.8)
Retained deficit	1	(d)	(658.9)	(668.7)

Total equity			1,999.6	1,929.2

The consolidated statements of financial position should be read in conjunction with the accompanying notes. See note 1(d) for details regarding restatement of balances for the year ended 30 June 2013 as a result of changes in accounting policies.

Sims Metal Management Limited

Consolidated Statements of Changes in Equity

For the half year ended 31 December 2013

			Contrib-
			uted		Retained	Total
			equity	Reserves	deficit	equity
	Note		A$m	A$m	A$m	A$m
Balance at 1 July 2012			2,804.3	(332.9)	(187.7)	2,283.7
Adjustment on change in accounting policy, net of tax	1	(d)	—	—	0.5	0.5

Restated total equity at 1 July 2012			2,804.3	(332.9)	(187.2)	2,284.2

Loss for the half year (restated)	1	(d)	—	—	(296.1)	(296.1)
Other comprehensive loss (restated)	1	(d)	—	(19.3)	0.5	(18.8)

Total comprehensive loss for the half year			—	(19.3)	(295.6)	(314.9)

Transactions with owners in their capacity as owners:
Dividends provided for or paid	6		—	—	(20.4)	(20.4)
Share-based payments			—	8.0	—	8.0
Buy-back of ordinary shares			(8.6)	—	—	(8.6)

			(8.6)	8.0	(20.4)	(21.0)

Balance at 31 December 2012 (restated)			2,795.7	(344.2)	(503.2)	1,948.3

Balance at 1 July 2013			2,795.7	(197.8)	(669.1)	1,928.8
Adjustment on change in accounting policy, net of tax	1	(d)	—	—	0.4	0.4

Restated total equity at 1 July 2013			2,795.7	(197.8)	(668.7)	1,929.2

Profit for the half year			—	—	9.3	9.3
Other comprehensive income			—	51.9	0.5	52.4

Total comprehensive income for the half year			—	51.9	9.8	61.7

Transactions with owners in their capacity as owners:
Share-based payments			0.6	8.1	—	8.7

			0.6	8.1	—	8.7

Balance at 31 December 2013			2,796.3	(137.8)	(658.9)	1,999.6

The consolidated statements of changes in equity should be read in conjunction with the accompanying notes. See note 1(d) for details regarding restatement of balances for the half year ended 31 December 2012 as a result of changes in accounting policies.

Sims Metal Management Limited

Consolidated Statements of Cash Flows

For the half year ended 31 December 2013

		Half year ended
		31 December
		2013	2012
	Note	A$m	A$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		3,695.0	3,605.4
Payments to suppliers and employees (inclusive of goods and services tax)		(3,649.8)	(3,526.1)
Interest received		3.4	2.4
Interest paid		(13.1)	(11.3)
Dividends received from associates and joint ventures		3.8	8.8
Insurance recoveries		5.3	0.5
Income taxes paid		(6.8)	(3.3)

Net cash inflows from operating activities		37.8	76.4

Cash flows from investing activities
Payments for property, plant and equipment		(29.2)	(82.2)
Proceeds from sale of property, plant and equipment		2.3	4.5
Payments for acquisition of subsidiaries, net of cash acquired		—	(20.0)
Proceeds from sale of business divisions, net of cash disposed	10	30.1	44.9
Payments for other financial assets		(0.5)	(0.6)
Proceeds from sale of other financial assets		0.4	0.4
Proceeds from sale of an interest in a joint venture		—	7.3
Loan to a joint venture		(3.7)	—
Proceeds from repayment of loan to a joint venture		1.8	—
Loans to third parties		(1.0)	(4.7)
Proceeds from repayment of third party loans		3.1	3.9

Net cash inflows/(outflows) from investing activities		3.3	(46.5)

Cash flows from financing activities
Proceeds from borrowings		1,374.8	1,158.6
Repayment of borrowings		(1,403.4)	(1,139.6)
Proceeds from issue of shares		0.6	—
Payments for shares bought back		—	(8.6)
Dividends paid	6	—	(20.4)

Net cash outflows from financing activities		(28.0)	(10.0)

Net increase in cash and cash equivalents		13.1	19.9
Cash and cash equivalents at the beginning of the half year		46.9	51.4
Effects of exchange rate changes on cash and cash equivalents		2.9	(0.1)

Cash and cash equivalents at the end of the half year		62.9	71.2

The consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2013

Note 1 – Summary of significant accounting policies

(a) Reporting entity

Sims Metal Management Limited (the “Company”) is a company domiciled in Australia. The consolidated financial statements for the half year ended 31 December 2013 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in associates, joint ventures and joint operations. The Group is a for-profit entity for the purpose of preparing the consolidated financial statements. The consolidated financial statements are presented in Australian dollars (A$), which is the Group’s presentational currency.

(b) Basis of preparation

The half year financial report is a general purpose financial report prepared in accordance with Australian Accounting Standards Board (“AASB”) 134 Interim Financial Reporting and the requirements of the Corporations Act 2001.

The half year financial report does not include all the notes normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial report for the year ended 30 June 2013, and any public announcements made by the Company during the half year ended 31 December 2013, in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The consolidated financial statements comply with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the IASB.

The Group reclassified contract labour costs of A$25.9 million which were included within other expenses for the half year ended 31 December 2012, to employee benefits expense. The reclassification was made to conform to the current period presentation.

(c) Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4 of the annual financial report for the year ended 30 June 2013.

(d) Changes in accounting policies

Except as described below, the Group’s significant accounting policies have remained unchanged from the annual financial report for the year ended 30 June 2013.

New and amended accounting standards issued by the AASB and IASB which became effective on 1 July 2013 that are relevant to the Group include:

•	AASB 10 (IFRS 10) Consolidated Financial Statements

•	AASB 11 (IFRS 11) Joint Arrangements

•	AASB 12 (IFRS 12) Disclosure of Interests in Other Entities

•	AASB 13 (IFRS 13) Fair Value Measurement

•	Revised AASB 119 (revised IAS 19) Employee Benefits

•	Revised AASB 127 (revised IAS 27) Separate Financial Statements

•	Revised AASB 128 (revised IAS 28) Investments in Associates and Joint Ventures

•	AASB 2012-5 Amendments to Australian Account Standards arising from Annual Improvements 2009-2011 Cycle

Except as described below, the impact of the adoption of the new and amended accounting standards was not material to the Group.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2013

Note 1 – Summary of significant accounting policies (continued)

(d) Changes in accounting policies (continued)

(i) AASB 13 (IFRS 13) Fair Value Measurement

AASB 13 (IFRS 13) establishes a single source of guidance under accounting standards for all fair value measurements. AASB 13 (IFRS 13) does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value. The adoption of AASB 13 (IFRS 13) has not materially impacted the fair value measurements carried out by the Group. It also replaces and expands the disclosure requirements about fair value measurements in other accounting standards, including AASB 7 (IFRS 7) Financial Instruments: Disclosures. Some of these disclosures are specifically required in interim financial statements for financial instruments and accordingly, the Group has included additional disclosures in this regard in Note 9.

(ii) Revised AASB 119 (revised IAS 19) Employee Benefits

The Group has applied the revised AASB 119 (revised IAS 19) from 1 July 2013. As a result, the Group has changed its accounting policy with respect to accounting for defined benefit plans as follows:

•	The revised standard replaces the interest cost and expected return on plan assets under the previous standard with a net interest amount. The Group therefore determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the opening net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. This has no effect on total comprehensive income as the impact to profit or loss is offset by the impact to other comprehensive income.

•	Under the revised standard, taxes payable on future investment income of the plan are included in the return on plan assets and are therefore charged to other comprehensive income as part of the excess or shortfall of the overall return on plan assets over the amount included in net interest on the net defined benefit liability (asset). A gross of tax discount rate is therefore used when measuring the defined benefit obligation, as opposed to a net of tax discount rate. A net of tax discount rate was previously used for the Group’s Australian plan, as taxes payable on future investment income were previously included in the measurement of the defined benefit obligation.

As the revised standard must be adopted retrospectively, adjustments were made to the statement of financial position, the income statement and statement of comprehensive income. The impact was a A$0.6 million increase in loss after tax for the half year ended 31 December 2012 and a corresponding decrease in other comprehensive loss. Basic and diluted loss per share increased 0.3 cents per share to a loss of 144.8 cents per share for the half year ended 31 December 2012. The impact on the statement of financial position as at 30 June 2013 was an A$0.6 million increase in retirement benefit assets, an A$0.2 million increase in deferred tax liabilities and an A$0.4 million decrease in retained deficit.

(iii) AASB 2012-5 Amendments to Australian Account Standards arising from Annual Improvements 2009-2011 Cycle

AASB 2012-5 amended AASB 116 Property, Plant and Equipment to specify that spare parts and servicing equipment are classified as property, plant and equipment rather than inventory when they meet the definition of property, plant and equipment. The Group previously classified spare parts with a life greater than one year as inventory. As a result of this amendment, the Group changed its accounting policy for spare parts with a life greater than one year to conform to AASB 2012-5 and applied the change retrospectively. The impact on the statement of financial position as at 30 June 2013 was an increase to property, plant and equipment of A$10.1 million and a corresponding decrease to inventory.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2013

Note 2 – Segment information

(a) Description of segments

The Group is principally organised geographically and then by line of business. While our Group CEO evaluates results in a number of different ways, the geographical area of operation is the primary basis for which the allocations of resources and financial results are assessed. The major geographic areas of operations are as follows:

•	North America – comprising the United States of America and Canada.

•	Australasia – comprising Australia, New Zealand, Papua New Guinea, India, Singapore, Hong Kong, Dubai and South Africa.

•	Europe – comprising the UK, Sweden, Belgium, the Netherlands, Germany, Poland, the Czech Republic, Hungary, Austria and Croatia.

The Group also reports revenues by the following product groups:

•	Ferrous secondary recycling – comprising the collection, processing and trading of iron and steel secondary raw material.

•	Non-ferrous secondary recycling – comprising the collection, processing and trading of other metal alloys and residues, principally aluminum, lead, copper, zinc and nickel bearing materials.

•	Recycling solutions – comprising the provision of environmentally responsible solutions for the disposal of post-consumer electronic products, including IT assets recycled for commercial customers. The Group offers fee-for-service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment.

•	Secondary processing and other services – comprising value-added processes involving the melting, refining and ingoting of certain non-ferrous metals and other service revenue.

There have been no changes to the basis of segmentation or the measurement basis for the segment profit before income tax since 30 June 2013.

(b) Information about reportable segments

	North	Austral-
	America	asia	Europe	Total
	A$m	A$m	A$m	A$m
Half year ended 31 December 2013
Total sales revenue	2,182.1	596.9	814.3	3,593.3
Other revenue	2.6	4.7	0.5	7.8

Total segment revenue	2,184.7	601.6	814.8	3,601.1

Segment EBIT	0.8	48.0	3.3	52.1

Interest income				4.9
Finance costs				(13.0)

Profit before income tax				44.0

Half year ended 31 December 2012 (restated)
Total sales revenue	2,043.3	573.6	811.6	3,428.5
Other revenue	0.6	4.1	0.3	5.0

Total segment revenue	2,043.9	577.7	811.9	3,433.5

Segment EBIT	(327.8)	12.3	(5.9)	(321.4)

Interest income				3.5
Finance costs				(12.9)

Loss before income tax				(330.8)

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2013

Note 2 – Segment information (continued)

(b) Information about reportable segments (continued)

There has not been a material change in the value of net assets in each reportable segment during the half year ended 31 December 2013. The Company’s 2013 annual report provides details of segment net assets as at 30 June 2013.

(c) Revenue by product

	Half year ended
	31 December
	2013	2012
	A$m	A$m
Ferrous secondary recycling	2,460.7	2,218.9
Non-ferrous secondary recycling	662.7	659.2
Recycling solutions	440.2	522.2
Secondary processing and other services	29.7	28.2

Total sales revenue	3,593.3	3,428.5

Note 3 – Profit/(loss) before income tax

Profit/(loss) before income tax includes the following items whose disclosures are relevant to explaining the financial performance of the Group:

	Half year ended
	31 December
	2013	2012
	A$m	A$m
(a) Other income
Net gain on currency derivatives	0.8	3.3
Net gain on revaluation of financial assets at fair value through profit or loss	0.5	—
Insurance recoveries	5.3	0.5
Government grants	0.2	0.3
Third party commissions	0.5	2.1
Commercial settlements	—	1.8
Other	4.1	3.7

	11.4	11.7

(b) Specific expenses
Depreciation and amortisation:
Depreciation expense	51.0	50.3
Amortisation expense	9.9	11.9

	60.9	62.2

Net loss on commodity derivatives	5.6	4.8
Net foreign exchange loss	0.6	1.0
Net loss on revaluation of financial assets at fair value through profit or loss	—	2.9
Net loss on disposal of property, plant and equipment	1.3	0.2
Equity-settled share-based payments expense	6.4	7.6
Cash-settled share-based payments expense	0.3	0.2

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2013

Note 3 – Profit/(loss) before income tax (continued)

	Half year ended 31 December
	2013 A$m	2012 A$m
(c) Significant items
Impairment losses:
Impairment of goodwill[1]	—	284.6
Impairment of other intangible assets	—	6.7

	—	291.3
Impairment of property, plant and equipment[2]	3.9	14.8
Impairment of trade receivables and customer advances	1.7	2.2
Redundancies	3.1	2.1
Provisions recorded for onerous leases	4.3	—
Yard closure costs and dilapidation provisions	0.9	—
Provision recorded for disputes with third parties	0.4	3.3
Net loss on sale of business divisions (Note 10)	6.6	10.1
Natural disaster related expenses[3]	—	5.4
Loss on sale of ownership interest in a joint venture	—	0.3
Loss on sale of assets of a joint operation[4]	—	1.3
UK inventory write-down	—	16.5
Write-down of inventory to net realisable value	—	4.2

[1]	2012 goodwill impairment primarily relates to the North America Metals cash generating unit.
[2]	Amount includes A$2.3 million of impairments on equipment related to a location which was shut down during the half year ended 31 December 2013 and A$1.6 million of impairments related to equipment which was destroyed by a fire. 2012 amount relates to a business division which was ultimately sold during the half year ended 31 December 2013.
[3]	2012 amount represents costs associated with Superstorm Sandy in the United States.
[4]	2012 amount represents the loss on the sale of additional assets related to the Group’s 50% ownership interest in the secondary lead producing facility in Sydney, Australia of Australia Refined Alloys.

Note 4 – Contributed equity

Movements in the ordinary share balance were as follows:

	Half year ended 31 December
	2013 “000	2012 “000
On issue per share register at the beginning of the period	204,309	204,817
Issued under long-term incentive plans	125	391
Share buy-back	—	(912)

On issue per share register at the end of the period	204,434	204,296

Note 5 – Borrowings

The Group has access to unsecured global multi-currency/multi-option loan facilities all of which are subject to common terms. During the current financial year, the Group extended the maturity date of all of its loan facilities to 31 October 2016.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2013

Note 6 – Dividends

Details of dividends paid are as follows:

			Half year ended 31 December
	Cents per share	Franked %	2013 A$m	2012 A$m
Final 2013	—	—	—	—
Final 2012	10.0	0%	—	20.4

Total dividends paid			—	20.4

Since the end of the half year, the Directors have determined that no dividend will be paid for the half year ended 31 December 2013.

Note 7 – Income tax

The prima facie income tax on profit/(loss) before income tax differs from the income tax in the consolidated income statement and is reconciled as follows:

	Half year ended 31 December
	2013 A$m	2012 A$m
		(restated)
Profit/(loss) before income tax	44.0	(330.8)

Tax at the standard Australian rate of 30%	13.2	(99.2)
Non-deductible impairment of goodwill	—	61.9
Effect of tax rates in other jurisdictions	1.8	(7.7)
Losses not tax effected	22.4	4.7
Non-deductible expenses	4.1	6.9
Adjustments for prior years	—	(1.8)
Share-based payments	0.4	1.3
Share of net (profits)/losses of associates and joint ventures	(3.6)	0.4
Non-assessable income	(2.6)	(0.9)
Other	(1.0)	(0.3)

Income tax expense/(benefit)	34.7	(34.7)

In the half year ended 31 December 2013, the Group wrote-off a deferred tax asset of A$17.6 million related to unused tax losses for a tax group in the United States as it is uncertain as to when these losses will be utilised. This amount is included in the table above under the heading “losses not tax effected”. Accounting standards impose a stringent test for the recognition of a deferred tax asset arising from unused tax losses where there is a history of recent tax losses. The Group has deferred the recognition of any further tax asset for this tax group in the United States until a return to taxable profits has been demonstrated. The United States tax losses are able to be carried forward for 20 years.

Note 8 – Contingencies

The Group has given guarantees in respect of the performance of contracts entered into in the ordinary course of business. The amounts of these guarantees provided by the Group, for which no amounts are recognised in the consolidated financial statements, as at 31 December 2013 was A$66.1 million (30 June 2013: A$61.9 million).

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2013

Note 9 – Fair value measurement

The fair value measurement principles adopted in this report are consistent with those applied in the Company’s annual financial report for the year ended 30 June 2013.

Financial instruments carried at fair value are classified by valuation method using the following hierarchy:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table presents the Group’s financial instruments measured at fair value by valuation method.

	Level 1	Level 2	Level 3	Total
	A$m	A$m	A$m	A$m
31 December 2013
Financial assets:
Financial assets at fair value through profit or loss:
Investments in marketable securities	8.3	—	—	8.3
Embedded conversion feature of convertible loan	—	—	0.4	0.4
Warrants	—	—	0.0	0.0
Options	—	—	0.0	0.0
Derivative financial instruments	2.5	7.0	—	9.5

	10.8	7.0	0.4	18.2

Financial liabilities:
Derivative financial instruments	3.8	7.3	—	11.1

	3.8	7.3	—	11.1

30 June 2013
Financial assets:
Financial assets at fair value through profit or loss:
Investments in marketable securities	7.1	—	—	7.1
Embedded conversion feature of convertible loan	—	—	0.4	0.4
Warrants	—	—	0.0	0.0
Options	—	—	0.0	0.0
Derivative financial instruments	5.9	1.3	—	7.2

	13.0	1.3	0.4	14.7

Financial liabilities:
Derivative financial instruments	0.8	5.5	—	6.3

	0.8	5.5	—	6.3

During the half year ended 31 December 2013, there were no transfers between level 1 and level 2 fair value measurements, or no transfers into or out of level 3 fair value measurements.

The fair value of financial instruments traded on active markets (such as publicly traded derivatives and investments in marketable securities) is based on quoted market prices at the reporting date. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (such as forward foreign exchange contracts) is determined using forward exchange market rates at the end of the reporting period. These instruments are included in level 2.

Sims Metal Management Limited

Notes to the Consolidated Financial Statements

For the half year ended 31 December 2013

Note 9 – Fair value measurement (continued)

If one or more of the significant inputs is not based on observable market data, the fair value of financial instruments is included in level 3. This is the case for the embedded conversion feature of the convertible loan and unlisted warrants and options resulting from the Chiho-Tiande Group Limited (“CTG”) investment.

The Group also has financial assets and liabilities which are not measured at fair value. For cash and cash equivalents, trade and other receivables, trade and other payables and current borrowings, the fair value of the financial instruments approximates their carrying value as a result of the short maturity periods of these financial instruments. The fair value of non-current borrowings approximates their carrying value as all the borrowings have floating interest rates. The convertible loan to CTG is not measured at fair value and is carried at amortised cost. The fair value of the convertible loan and other loans to third parties approximate their carrying value using current interest rates.

Note 10 – Business disposals

During the half year ended 31 December 2013, the Group sold certain assets in the United States within the North America segment which were determined to be non-core. These assets were previously classified as held for sale at 30 June 2013. Details of the disposals were as follows:

A$m
Initial cash consideration received, net of cash sold	30.1
Selling price adjustments paid in January 2014	(5.0)

Net consideration received	25.1
Net carrying value of disposed assets	(36.1)
Recycling of foreign currency translation reserve on disposal of foreign operations	4.7
Transaction costs associated with disposals	(0.3)

Loss on business disposals	(6.6)

During the half year ended 31 December 2012, the Group sold non-core assets in the United States and received cash proceeds of A$44.9 million. The net loss on the disposal of these assets was A$10.1 million.

Note 11 – Related party transactions

Between July 2013 and November 2013 the Company operated without a Group Chief Executive Officer while an executive search was accomplished by the Board. The Board determined that while the search for a Group Chief Executive Officer was accomplished, that the Company would be led by a senior management team that would be led by Directors Geoffrey Brunsdon and James Thompson. As compensation for their services in providing leadership during the transition period to a new Group Chief Executive Officer, the Board determined in November 2013 to pay A$200,000 to Mr Brunsdon and US$200,000 to Mr Thompson as special one-off awards. The fee was determined by the Remuneration Committee in consultation with a remuneration advisor and then recommended to the Board.

Sims Metal Management Limited

Directors’ Declaration

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 10 to 22 are in accordance with the Corporations Act 2001, including:

i.	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

ii.	giving a true and fair value view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the half year ended on that date, and

(b)	there are reasonable grounds to believe that Sims Metal Management Limited will be able to pay its debts as and when they become due and payable.

The declaration is made in accordance with a resolution of the directors.

G N Brunsdon	G J Claro
Chairperson	Group Chief Executive Officer

Sydney	New York
14 February 2014	13 February 2014

Independent auditor’s review report to the members of Sims Metal Management Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Sims Metal Management Limited, which comprises the consolidated statements of financial position as at 31 December 2013, the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Sims Metal Management Limited (the consolidated entity). The consolidated entity comprises the company and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Sims Metal Management Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sims Metal Management Limited is not in accordance with the Corporations Act 2001 including:

1.	giving a true and fair view of the entity’s financial position as at 31 December 2013 and of its performance for the half-year ended on that date;

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

David Wiadrowski	Sydney
Partner	14 February 2014
PricewaterhouseCoopers